Exhibit 1

MEDIA

RELEASE

20 JULY 2012

Peter Hanlon moves to advisory role across Westpac Group

Westpac Group Chief Executive Officer Gail Kelly today announced that Peter Hanlon will move into an advisory role as an Enterprise Executive after he steps down from his current full-time position.

Mr Hanlon, 57, has been with Westpac Group since 1990. Since November 2011 he has established and led the new Australian Financial Services (AFS) division of Westpac Group. Incoming AFS Chief Executive, Brian Hartzer, will lead this business from August 20.

After a two-month handover period with Mr Hartzer, Mr Hanlon will work directly with Gail Kelly and the Westpac Group Executive as an adviser on industry and Westpac-specific issues and reputational initiatives. Mr Hanlon will use his extensive experience to help implement the next phase of the Group’s strategy. Mr Hanlon will also be accountable for driving Westpac’s plan to mark its 200th anniversary in 2017. As Australia’s oldest company this is an important milestone.

Mrs Kelly said she was delighted the Westpac Group would continue to use Mr Hanlon’s talents.

“Peter is a versatile and deeply respected executive within our company, who brings a proactive approach to addressing and resolving key issues and delivering strong results for Westpac. I look forward to continuing to work closely with him,” she said.

For Further Information

Coran Lill Westpac Media Relations TEL 02 8254 4448 MOB 0403 648 383 clill@westpac.com.au	Supreet Thomas Westpac Media Relations TEL 02 8253 8142 MOB 0478 314 102 sthomas@westpac.com.au

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